Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of

The Securities And Exchange Act Of 1934

For The Year Ended December 31, 2003

THRIFT PLAN FOR EMPLOYEES OF

SENTINEL TRANSPORTATION, LLC

(Full title of plan)

E.I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, DE 19898

(Name and address of principal executive office of issuer)

Thrift Plan for Employees of

Sentinel Transportation, LLC

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC, has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Thrift Plan for the Employees of Sentinel Transportation, LLC

Dated: June 23, 2004:

By:	/s/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

Report of Independent Auditors

To the Administrator and Participants

of the Thrift Plan for Employees of Sentinel Transportation, LLC

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation, LLC as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation, LLC as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ St. Clair CPAs, P.C.

Merchantville, New Jersey

June 15, 2004

Thrift Plan for Employees of

SENTINEL TRANSPORTATION, LLC

Statements Of Net Assets Available For Benefits

December 31, 2003 and 2002

	2003	2002
Assets

Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$12,100,794	$11,090,148
Related companies stock funds	6,288,327	5,850,388
Mutual funds	2,821,172	1,907,211
Common/collective funds	465,088	329,321
Cash and cash equivalents	18,467	24,271
Participant loans	1,063,886	1,054,325

Total investments	22,757,734	20,255,664

Receivables:
Participants’ contributions	—	94,003
Employer’s contributions	—	66,430
Investment income	7,641	7,464

Total receivables	7,641	167,897

Net assets available for benefits	$22,765,375	$20,423,561

The accompanying notes are an integral part of these financial statements.

Thrift Plan for Employees of

SENTINEL TRANSPORTATION, LLC

Statements Of Changes In Net Assets Available For Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions:
Investment income:
Interest	$62,795	$78,062
Dividends	218,463	207,952
Net appreciation (depreciation) in fair market value of investments	1,829,210	(99,151)

Total investment income	2,110,468	186,863

Contributions:
Sentinel Transportation, LLC contributions (net of forfeitures applied of $13,849 and $31,598 in 2003 and 2002)	764,532	792,951
Participants contributions	1,022,943	1,080,669
Rollovers/trust to trust transfers	1,514,221	1,200,440

Total contributions	3,301,696	3,074,060

Total additions	5,412,164	3,260,923

Deductions:
Expenses	340	—
Withdrawals	3,070,010	1,582,210

Total deductions	3,070,350	1,582,210

Net increase	2,341,814	1,678,713

Net assets available for benefits:
Beginning of year	20,423,561	18,744,848

End of year	$22,765,375	$20,423,561

The accompanying notes are an integral part of these financial statements.

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

1.	Description of the Thrift Plan:

The Plan

The following description of the Thrift Plan for Employees of Sentinel Transportation, LLC (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

Sentinel Transportation Company (the “Company”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s downstream operation (transportation). As part of Conoco, Inc., eligible employees of such operation participated in the Thrift Plan for the Employees of Conoco, Inc.

With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco, Inc. (20%).

The Plan is a defined contribution plan which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”).

The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular, full-time employees, are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.

Eligible employees may participate in the Plan by authorizing the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants’ monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant’s monthly basic deposits. All of the above participants’ savings and elections are subject to regulatory and plan limitations.

Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only “non-highly compensated” participants are currently eligible to make cash lump sum supplemental deposits.

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

A participant with less than three years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate three or more persons to serve on the Employee Benefit Plans Board to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended December 31, 2003 and 2002, expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit responsive and, thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year end. DuPont common stock and ConocoPhillips common stock are valued at quoted market prices at year end. Participant loans and cash and cash equivalents are valued at cost which approximates fair value.

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund and ConocoPhillips Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3.	DuPont and Related Companies Defined Contribution Master Trust

On April 1, 1999, the Company and certain affiliates (“employers”) entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

The Stable Value Fund is invested in money market fund, guaranteed investment contracts (GIC’s), separate account GIC’s and synthetic GIC’s which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.21% to 7.10% for the year ended December 31, 2003 and from 4.67% to 7.10% for the year ended December 31, 2002. The rate of return was 5.71% in 2003 and 6.17% in 2002.

The contract or crediting rates for certain stable value investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of synthetic guaranteed investment contracts is ($219,759,535) and ($240,684,040) at December 31, 2003 and 2002, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The carrying value of Synthetic Guaranteed Investment contracts held by the Master Trust is $4,047,684,669 and $3,710,590,717 at December 31, 2003 and 2002, respectively.

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

Total Assets of the Master Trust include:

	December 31,
	2003	2002
Investment contracts	$5,623,767,738	$5,480,360,857
Common/collective trust funds	26,785,725	18,070,148
Money market funds and cash	17,693,396	43,449,992

Total	$5,668,246,859	$5,541,880,997

The Plan’s undivided interest in the Master Trust was .213% and .200% as of December 31, 2003 and 2002, respectively.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	December 31,
	2003	2002
Investment Contracts:
Connecticut General Life Ins.	$498,762,751	$468,288,144
ING Life Insurance & Annuity Co. (14522-440)	587,630,740	552,881,406
State Street Bank & Trust (102001)	585,779,747	553,310,588
State Street Bank & Trust (102061)	491,539,350	359,489,495
Monumental Life Insurance Co.	575,530,478	546,500,060
Morgan Guaranty Trust Co of NY (95-04)	581,824,103	552,389,520
Morgan Guaranty Trust Co of NY (ADUPONT03)	491,539,351	359,489,495
Union Bank of Switzerland	586,043,904	552,578,186

At December 31, 2003, the total assets of the Master Trust of $5,668,246,859 included participant investments in the Stable Value Fund of $5,620,743,404 and $47,503,455 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2002, the total Master Trust value of $5,541,880,997 included participant investments in the Stable Value Fund of $5,508,790,124 and $33,090,873 in the Conservative, Moderate and Aggressive Allocation Funds.

Total investment income of the Master Trust for the years ended December 31, 2003 and 2002 was $304,693,615 and $340,914,810, respectively.

4.	Investments

Investments that represent more than 5% of the net assets available for plan benefits as of December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
DuPont Common Stock	$6,064,664	$5,688,947
Master Trust	12,100,794	11,090,148

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

During the years ended December 31, 2003 and 2002, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses) as follows:

	December 31,
	2003	2002
Master Trust	$628,298	$604,519
Related Companies Stock Fund	535,863	(31,506)
Mutual Funds	576,273	(594,794)
Common/Collective Trusts	88,776	(77,370)

Total net appreciation (depreciation) in fair value of investment	$1,829,210	$(99,151)

5.	ConocoPhillips Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2002, Conco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Funds was $223,663 and $161,441 at December 31, 2003 and 2002, respectively.

6.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated September 28, 1999 has been received by the Plan. The Plan has been amended since receiving the determination letter. During Plan Year 2002, the Company has filed for an updated determination letter and received a favorable tax determination letter from the Internal Revenue Service dated September 3, 2003. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Thrift Plan for Employees of

Sentinel Transportation, LLC

Notes To Financial Statements

For the Years Ended December 31, 2003 and 2002

7.	Related Party Transaction

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The assets allocated to the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and DuPont. DCMC hires additional investment managers to manage a portion of the assets to the Stable Vavue Fund. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

9.	Reconciliation Of Financial Statements To Form 5500

The following is a reconciliation of net assets available for plan benefits from the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$22,765,375	$20,423,561
Less: Amount allocated to withdrawing participants	(11,624)	—

Net assets available for benefits per the Form 5500	$22,753,751	$20,423,561

Year Ended December 31, 2003
Benefits paid to participants per financial statements	$3,090,178
Add: Amounts allocated to withdrawing participants at December 31, 2003	11,624
Less: Amounts allocated to withdrawing participants at December 31, 2002	—

Benefits paid to participants per the Form 5500	$3,101,802

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not net paid as of that date.

Thrift Plan for Employees of

Sentinel Transportation, LLC	Schedule I

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line l

As of December 31, 2003

Identity of Issue	Description of Investment	Current Value
* Plan Interest in Dupont and Related
Companies Defined Contribution
Plan Master Trust (“Master Trust”)	Master Trust	$12,100,794
* DuPont Common Stock Fund	Company Stock Fund	6,064,664
* Conoco Phillips Stock Fund	Company Stock Fund	223,663
AIM Equity Constellation Fund	Registered Investment Company	89,936
AIM Premier Equity Fund	Registered Investment Company	145,147
Fidelity Equity Income Fund	Registered Investment Company	104,277
Fidelity Fund	Registered Investment Company	114,569
Fidelity Growth & Income Fund	Registered Investment Company	110,268
Fidelity Low Priced Stock	Registered Investment Company	364,446
Fidelity Magellan Fund	Registered Investment Company	588,141
Franklin Balance Sheet	Registered Investment Company	105,158
Franklin Cust Fund	Registered Investment Company	19,203
Franklin Small Mid Cap Growth Fund	Registered Investment Company	188,090
Janus Enterprise Fund	Registered Investment Company	195,093
Janus Mercury Fund	Registered Investment Company	420,214
* Merrill Lynch Basic Value Fund	Registered Investment Company	54,229
* Merrill Lynch Capital Fund	Registered Investment Company	74,628
* Merrill Lynch Fundamental Growth Fund	Registered Investment Company	34,060
* Merrill Lynch International Value Fund	Registered Investment Company	6,165
* Merrill Lynch Global Growth Fund	Registered Investment Company	33,809
MFS Research Fund	Registered Investment Company	10,301
MFS Total Return Fund	Registered Investment Company	88,381
Templeton Foreign Fund	Registered Investment Company	32,539
Templeton Growth Fund	Registered Investment Company	42,518
Barclays 3-way	Common/Collective Trusts	148,614
* Merrill Lynch Equity Index Trust	Common/Collective Trusts	263,283
* Merrill Lynch International Index	Common/Collective Trusts	6,347
* Merrill Lynch Small Cap Index	Common/Collective Trusts	46,844
Cash and Cash Equivalents	Cash and Cash Equivalents	18,467
Participant Loans	4.00% - 9.25%	1,063,886

Investment Total		$22,757,734

*	Party in interest